

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail

Kevin Riordan
Chief Executive Officer and President
CreXus Investment Corp.
1121 Avenue of the Americas, Inc., Suite 2902
New York, New York 10036

Re: CreXus Investment Corporation
Schedule 13E-3 and Schedule 14D-9/A filed April 2, 2013
Schedule 14D-9 filed March 18, 2013
File No. 005-85012
Filed by CreXus Investment Corporation

Dear Mr. Riordan:

We have the following comments on the above-referenced filings. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. You are welcome to contact us at the telephone number listed at the end of this letter with any questions about our comments or on other aspects of our review.

General

1. We noticed that financial information from CreXus's filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm This interpretation provides guidance on complying with a nearly identical instruction that applies to Item 10 of Schedule TO.

2. Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.

3. In producing a revised fairness determination, please ensure that the fairness determination is directed expressly at "unaffiliated" security holders of CreXus. Item 1014(a) of Regulation

M-A requires disclosure exclusively directed at "unaffiliated security holders." The current fairness determination, however, addresses a constituency of investors that may include affiliates of CreXus because its officers and directors have not been excluded. Please revise.

4. CreXus must still specifically discuss or dismiss going concern value, liquidation value and net book value in the context of discussing the factors in support of their fairness determination. Please revise in accordance with the Commission interpretation published in Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

5. While procedural protections do exist for the Transaction, as defined in your filings, the disclosure obligations imposed under Item 1014(c), (d) and (e) of Regulation M-A have not been interpreted by the Commission to have been satisfied based on the affirmative steps outlined in the disclosure. Revise to expressly disclose all negative responses to each codified disclosure obligation. Each of these line items instructs filers to affirmatively state "whether or not" a particular procedural protection has been provided for unaffiliated security holders. General Instruction E to Schedule 13E-3 reaffirms that an "answer…in the negative" must be disclosed. In finalizing the revised disclosure in a manner compliant with the applicable provisions, the Commission's interpretive guidance published in Q&A No. 21 to Exchange Act Release 17719 (April 13, 1981) should be followed.

6. We noticed the disclosure that "the opinion of Lazard was rendered solely to the Special Committee…" Please revise to remove the implication that security holders may not rely upon any disclosures that relate to the Lazard opinion. Alternatively, please provide the disclosures that are requested through the Division guidance offered at the following link: **http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm**

7. The discussion regarding the availability of withdrawal rights needs to be revised to acknowledge the existence of the statutory withdrawal rights under Section 14(d)(5).

Closing Comments

As appropriate, please amend the filings promptly to comply with our comments. To facilitate the completion of our review, please furnish a detailed cover letter with your amendment that keys your responses to our comments and provides any requested information. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments, especially with respect to any disclosures provided as a result of the application of Rule 13e-3. Depending upon the response received in reply to the comments issued today and any future comments, we may ask that a supplement to the disclosures be provided to security holders. In replying to these comments, please advise us with the views of CreXus as to whether a supplement needs to be mailed to security holders in order for CreXus to be in compliance with Rule 13e-3(f).

Please be advised that the Division of Enforcement has access to all information provided in reply to the Division of Corporation Finance in our review of the filings. Please direct any questions to me at 202.551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Gilbert G. Menna, Esq.
John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, MA 02109